SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)

Mr. Eric D. Wanger
c/o Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 3, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP NO. 021489109	13D	Page 2 of 9

1. Names of Reporting Person Wanger Investment Management, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,734,293
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.9%
14. Type of Reporting Person (See Instructions) IA CO

CUSIP NO. 021489109	13D	Page 3 of 9

1. Names of Reporting Person Wanger Long Term Opportunity Fund II, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,734,293
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.9%
14. Type of Reporting Person (See Instructions) OO PN

CUSIP NO. 021489109	13D	Page 4 of 9

1. Names of Reporting Person WLTOF GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,734,293
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.9%
14. Type of Reporting Person (See Instructions) HC

CUSIP NO. 021489109	13D	Page 5 of 9

1. Names of Reporting Person Eric D. Wanger
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 37,344
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,734,293
9. Sole Dispositive Power 37,344
10. Shared Dispositive Power 1,734,293
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,771,637
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 11.2%
14. Type of Reporting Person (See Instructions) IN

CUSIP NO. 021489109	13D	Page 6 of 9

Explanatory Note: Wanger Investment Management, Inc. (“WIM”), Wanger Long Term Opportunity Fund II, LP (“WLTOF”), WLTOF GP LLC (“GP”) and Mr. Eric D. Wanger (“Mr. Wanger,” and, together with WIM, WLTOF and GP, each a “Reporting Person” and together the “Reporting Persons”) filed a beneficial ownership report with respect to the common stock of AltiGen Communications, Inc., a Delaware corporation (the “Issuer”) on a Schedule 13D filed on March 14, 2008, and subsequently amended by Schedule 13D/As filed on each of December 12, 2008, January 7, 2009, May 15, 2009, and May 19, 2009 (as so amended, the “Previous Schedule 13D”).  This Amendment No. 5 to Schedule 13D reports material changes in the disclosures made in Item 4 of the Previous Schedule 13D as required pursuant to SEC Regulation 13D.  Refer to Item 6 of the Reporting Persons’ Amendment No. 2 to Schedule 13D filed January 7, 2009 for details concerning the relationships between WIM, WLTOF, GP and Mr. Wanger.

Item 4. Purpose of Transaction.

Item 4 of the Previous Schedule 13D is amended and supplemented as follows:

On June 3, 2009, Reporting Person WIM issued a letter to the Issuer’s board of directors (the “Board”).  On June 4, 2009, WIM issued an accompanying press release.  In these materials WIM (1) reiterated its intention to vote “no” with respect to two proposals put forth by the Board to be voted on at the special meeting of shareholders rescheduled for June 18, 2009, and (2) expressed its concerns with the Board’s leadership.  WIM reserves the right in the future to encourage others to vote “no” with respect to these proposals.  The text of the letter and the press release are as follows and are also attached as Exhibit 99.1:

*           *           *

Wanger Reiterates Opposition to AltiGen’s Special Meeting Proposals

Repeats Call for Chairman to Step Down and Invites Shareholders to Continue Sharing Concerns

CHICAGO—(BUSINESS WIRE)—Wanger Investment Management, Inc., which manages the investments of the Wanger Long-Term Opportunity Fund II, LP, one of the largest shareholders of AltiGen Communications, Inc. (NASDAQ: ATGN) (“AltiGen”) with a stake in excess of 11% of the outstanding shares, today reiterated its intention to vote against two proposals put forth by AltiGen’s Board to be voted on at the Special Meeting of Shareholders, rescheduled for June 18, 2009.

“It’s critically important to motivate and retain AltiGen’s talented and dedicated employees with appropriate incentive compensation plans, but I refuse to rubber stamp any plan that has not been developed and reviewed by a truly competent, independent Board,” said Eric D. Wanger, President and Chief Executive Officer of Wanger Investment Management. “I have heard from a number of other shareholders who feel the same way and who are determined to take a stand against the Board’s entrenchment tactics and disregard for shareholders, on display yet again in the Board’s last minute decision to delay a vote rather than allowing shareholders to be heard.”

In a letter addressed to the AltiGen Board of Directors dated June 3, 2009, Wanger expressed his disapproval of the Board’s decision to postpone the originally scheduled Special Meeting, challenged the Board’s motivation for doing so, and informed the Board again of his intention to continue urging other AltiGen shareholders to contact him to share and discuss their concerns.

The full text of the letter is found below:

June 3, 2009

VIA FEDEX
The Board of Directors
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, CA 95134

Gentlemen:

As one of the largest shareholders of AltiGen Communications, Inc. (“AltiGen” or the “Company”), I continue to advocate actions by officers of the Company and the board of directors (the “Board”) that are in the best interests of AltiGen and its shareholders.

I am gravely troubled that the Board would yet again manipulate the corporate governance process to protect its own interests and disadvantage shareholders – in this case by announcing the postponement of Altigen’s special shareholders meeting (the “Special Meeting”) late in the last business day prior to the originally scheduled date – rather than allowing shareholders to be heard through the vote that was to be conducted. In this transparent attempt to avoid losing the vote at the originally scheduled Special Meeting, AltiGen claimed that additional votes were required in order to attain a necessary quorum of shareholders. With no evidence to support this claim, shareholders can only conclude that the tally of proxies received up to that time indicated that the proposals put forth by the Board would have been defeated.

CUSIP NO. 021489109	13D	Page 7 of 9

AltiGen’s continued attempts to prevent shareholders from expressing their will and demanding change at the Board level, including this most recent postponement of the Special Meeting, serve to underscore the Board’s entrenchment and demonstrate the continued failure of the Board to live up to its fiduciary duties. Actions such as these are indicative of why I and many of the other shareholders who have contacted me are opposed to the proposals in question. While I understand the importance of retaining and motivating AltiGen’s talented and dedicated employees with appropriate incentive compensation plans, I refuse to rubber stamp any plan that has not been developed and reviewed by a truly competent, independent Board. The current Board, with Gilbert Hu as chairman, does not meet that standard. To wit:

* Two of the three ‘independent’ directors at AltiGen, Mike Mon Yen Tsai and Tacheng Chester Wang, are personal friends of the Company’s chairman, Gilbert Hu, and own few shares in the Company. Their interests are not aligned with shareholders, but rather are driven by their personal and outside business relationships with Mr. Hu. Their designation as independent directors is a sham.

* The Board acted irresponsibly, well outside of the bounds of any standards of good corporate governance and fiduciary duty, and put shareholder value at risk when, in January of this year, it temporarily reduced its size from five seats to four in violation of several Nasdaq listing requirements.

* Even more troubling, in the months during which AltiGen had only four Board seats, the Board approved executive compensation contracts for Mr. Hu and other members of his management team that include generous change of control provisions. The four-member Board also adopted a ‘poison pill’ shareholder rights plan, effectively restricting AltiGen’s flexibility to pursue value-creating strategic alternatives. While the Board has since been expanded back to five seats, its actions during this window further illustrate a pattern of overreaching and manipulating corporate governance to disadvantage shareholders and further entrench Mr. Hu.

I have every confidence that a competent, independent Board could expeditiously oversee the development of appropriate equity incentive compensation plans that would have my full support and would win the support of my fellow shareholders. Until such time:

* I am advising AltiGen shareholders that I continue to intend to vote “no” on both of the proposals regarding employee and executive incentive and compensation plans that have been put forth by the Board for consideration at the Special Meeting, rescheduled for June 18, 2009, to send the message that diligent AltiGen shareholders will no longer rubber stamp the proposals of a Board that is clearly entrenched, lacks the expertise necessary to fulfill its corporate governance responsibilities and has failed to execute its fiduciary duty on numerous occasions to the detriment of its shareholders.

* I am repeating my call for Mr. Hu to resign from his position as Chairman of the Board and for a new Chairman acceptable to the Company’s largest shareholders to be appointed.

As before, I intend to explore all possible additional options for creating value for investors, and I am inviting AltiGen shareholders to contact me via telephone at 312-245-8000 or via e-mail at eric@wangerfunds.com to discuss these matters.

Very truly yours,

Eric D. Wanger

ABOUT WANGER INVESTMENT MANAGEMENT
Wanger Investment Management, Inc. is a boutique investment management firm dedicated to creating and maintaining wealth for our clients through a fundamental approach to long-term investing. For more information please visit our website at http://www.wangerfunds.com.

CONTACTS
For Wanger Investment Management, Inc.
Matt Benson or Lucy Neugart, 415-618-8750
Or Michelle Yokoyama, 312-895-4700

CUSIP NO. 021489109	13D	Page 8 of 9

Except as stated above, and in the Previous Schedule 13D, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

99.1	Press Release dated June 4, 2009 (including copy of Letter to Issuer’s Board of Directors dated June 3, 2009)

99.2	Joint Filing Agreement by and among the Reporting Persons dated May 19, 2009.

CUSIP NO. 021489109	13D	Page 9 of 9

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 4, 2009

WANGER INVESTMENT MANAGEMENT, INC.

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	President

WANGER LONG TERM OPPORTUNITY FUND II, LP

By:	WLTOF GP LLC
Title:	General Partner

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

WLTOF GP LLC

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

/s/ Eric D. Wanger
ERIC D. WANGER, individually